March 7, 2011
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jay Ingram and Erin Jaskot
Dear Ladies and Gentlemen:
Rent-A-Center, Inc. (the “Company”) has filed Amendment No. 1 (the “Amendment”) to the Company’s above-referenced Registration Statement on Form S-4, reflecting changes made in response to the staff’s (the “Staff’s”) comment letter dated February 16, 2011 (the “Comment Letter”).
All responses to the comments set forth in this letter are submitted on behalf of the Company at its request. The Company’s responses to the Staff’s comments are set forth after each numbered paragraph, each of which corresponds to the numbered paragraphs of the Comment Letter.
Form S-4 filed January 25, 2011
General
1.	We note that you are registering the 6.625% Senior Notes due 2020 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response

The Staff’s comment is noted. Concurrently with filing the Amendment, the Company has provided a supplemental letter stating that the Company is registering the exchange offer in reliance on the Staff’s position contained in the above-referenced SEC No-Action Letters, which includes the representations contained therein.

2.	Please note that at the time of its effectiveness, your registration statement must comply with the financial statement requirements for subsidiary guarantors set forth in Rule 3-10
AUSTIN · BEIJING · DALLAS · DENVER · DUBAI · HONG KONG · HOUSTON · LONDON · LOS ANGELES
MINNEAPOLIS · MUNICH · NEW YORK · RIYADH · SAN ANTONIO · ST. LOUIS · WASHINGTON DC
www.fulbright.com

March 7, 2011

of Regulation S-X. Please advise us as to how you plan to comply with these requirements. See SEC Release No. 33-7878 (August 15, 2000).
Response
The Staff’s comment is noted. The Amendment has been updated to include the consolidated financial statements of the Company for the period ended December 31, 2010.
Prospectus Cover Page
3.	Where you disclose the title of the securities at the top of the outside cover, please revise to add the guarantees of the exchange notes that are being offered simultaneously.
Response
The Staff’s comment is noted. The cover page has been revised to reflect the Staff’s comment.
4.	To the extent that circumstances warrant, please be aware of our position as articulated in Securities Act Forms Compliance and Disclosure Interpretation 123.01, which is applicable to registration statements on Form S-4 that provide Form S-3-level disclosure.
Response
The Company acknowledges the Staff’s position articulated in Securities Act Forms Compliance and Disclosure Interpretation 123.01. The Company will not seek effectiveness prior to the earlier to occur of (i) the filing of its definitive proxy statement for the 2011 Annual Meeting of Stockholders, and (ii) the filing of an amendment to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, which includes the required officer and director information.
5.	Please disclose the following on the cover page:
•	Broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities; and
•	Broker-dealers who acquired the old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

March 7, 2011

Response
The Staff’s comment is noted. The cover page has been revised to reflect the Staff’s comment.

6.	As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-l(g)(3).

Response

The Staff’s comment is noted. The Company confirms that the offer will be open at least through midnight on the twentieth business day following commencement of the exchange offer. The Company intends for the exchange offer to remain open at least until 5:00 p.m. on the twenty-first business day following commencement. Accordingly, the Company has not revised the references to the 5:00 p.m. expiration time in the prospectus.

7.	Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 under the Securities Act.

Response

The Staff’s comment is noted. The Company confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 under the Securities Act.
Forward-Looking Statements, page iii
8.	The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Response

The Staff’s comment is noted. The Company has revised the paragraph on page iii of the prospectus to remove the reference to the safe harbor of the Private Securities Litigation Reform Act of 1995.
The Exchange Offer, page 19
Terms of the Exchange Offer, page 19

March 7, 2011

9.	We note the disclosure that parties tendering the outstanding notes for exchange notes will represent to you that they are “not participating in, and have no understanding with any person to participate in, the distribution of the exchange notes issued to [them] in the exchange offer.” Please revise to have each party also acknowledge that it “does not intend to engage in a distribution of the exchange notes.”

Response

The Staff’s comment is noted. The Company has included additional disclosure on page 6 and page 20 of the prospectus to reflect the Staff’s comment.
Expiration Date; Extensions; Amendments, page 21
10.	We note that you reserve the right to extend the exchange offer by giving oral or written notice of such extension to the exchange agent. Please confirm in your prospectus that such notice will disclose the number of securities tendered as of the date of the notice in compliance with Rule 14e-l(d).

Response

The Staff’s comment is noted. The Company has included the requested disclosure on page 21 of the prospectus.
Letter of Transmittal
11.	We note the disclosure in the second paragraph stating that the Letter of Transmittal describes the offer to exchange the “6.6255% Senior Notes due 2020.” Please revise to clarify that these are the “6.625% Senior Notes due 2020.”

Response

The Staff’s comment is noted. The Company has revised the second paragraph of the Letter of Transmittal to reference “6.625% Senior Notes due 2020.”
Signatures
12.	For Rent-A-Center, Inc. and for each co-registrant guarantor, please revise to include the signatures of the principal executive officer, principal financial officer, controller or principal accounting officer, and at least a majority of the board of directors. See Instruction 1 to Signatures on Form S-4.

March 7, 2011

Response

The Staff’s comment is noted. The Company has revised the signature blocks to identify certain officers of the Company and each co-registrant guarantor as such entity’s principal executive officer, principal financial officer, controller, or principal accounting officer, as applicable.
Exhibits
13.	We note that the Indenture, Exhibit 4.2, is incorporated by reference to your Current Report on Form 8-K dated November 2,2010. However, we note that the copy of the Indenture filed with such Form 8-K does not include the signatures of Rent-A-Center or any of the subsidiary guarantors. If a complete copy of the executed agreement has been filed previously, please advise us as to where it is located. Otherwise, please file an executed copy with your amendment to the Form S-4.

Response

The Staff’s comment is noted. The Company has filed a fully executed copy of the Indenture as Exhibit 4.2 to the Amendment.
Legal Opinions
General
14.	Please file the opinions of DLA Piper LLP (US), Lionel, Sawyer & Collins, and Frantz Ward LLP as Exhibits 5.2 – 5.4.

Response

The Staff’s comment is noted. The opinions of DLA Piper LLP (US), Lionel, Sawyer & Collins, and Frantz Ward LLP are filed as Exhibits 5.2, 5.3, and 5.4, respectively, to the Amendment.

15.	We note that each of the legal opinions of Fulbright & Jaworski LLP, DLA Piper LLP (US), Lionel, Sawyer & Collins, and Frantz Ward LLP are given “as of the date hereof” and that counsel in each case assumes no obligation to update or supplement the legal opinion. Please be advised that before we take action on the registration statement, it will be necessary for counsel to file updated legal opinions. Alternatively, counsel should remove the limitations from the opinions.

Response

The Staff’s comment is noted. Each of the legal opinions of Fulbright & Jaworski LLP, DLA Piper LLP (US), Lionel, Sawyer & Collins, and Frantz Ward LLP, filed as Exhibits 5.1 – 5.4, respectively, with the Amendment have removed the referenced limitations.

March 7, 2011

Legal Opinion of Fulbright & Jaworski LLP
16.	We note that counsel refers to the General Corporation Law and the Limited Liability Company Act of the State of Delaware and reported judicial interpretations of such laws. Please have counsel confirm for us in writing that the reference to such laws includes the statutory provisions and also all applicable provisions of the Delaware Constitution, in addition to the reported judicial interpretations.

Response

The Staff’s comment is noted. Fulbright & Jaworski LLP confirms to the Staff that references to the General Corporation Law and the Limited Liability Company Act of the State of Delaware and reported judicial interpretations of such laws, included in the legal opinion filed as Exhibit 5.1 to the Amendment, includes the statutory provisions and also all applicable provisions of the Delaware Constitution, in addition to the reported judicial interpretations.

17.	Counsel cannot assume due authorization, execution and delivery of documents by the company and the subsidiary guarantors. Please revise the last sentence of the second paragraph accordingly, including specifying that counsel is not assuming due authorization, execution and delivery of the Indenture by the company and the subsidiary guarantors.

Response

The Staff’s comment is noted. The opinion of Fulbright and Jaworski, filed as Exhibit 5.1 to the Amendment, has removed the assumption of due authorization, execution and delivery of documents by the Company and subsidiary guarantors.

18.	We note that the legal opinion expresses no opinion as to the validity, legally binding effect or enforceability of Section 12.13 of the Indenture relating to the severability of any provision of the Indenture, Exchange Notes or Guarantees of the Exchange Notes. Please tell us supplementally whether counsel believes that Section 12.13 of the Indenture as to which it expresses no opinion is already covered by the limitations set forth in your opinion relating to bankruptcy, general principles of equity and judicial discretion. If the enforceability of Section 12.13 is already covered by these limitations, please tell us why counsel has specifically carved out this provision, or revise the opinion to remove the carve-out. If the enforceability of the provisions is not covered by these standard limitations, please explain why the carve-out is necessary.

March 7, 2011

Response

The Staff’s comment is noted. The opinion of Fulbright and Jaworski, filed as Exhibit 5.1 to the Amendment, has removed the carve-out of Section 12.13 of the Indenture.
Legal Opinion of DLA Piper LLP (US)
19.	We note the statement on page 3 that the legal opinion is for the “sole use” of Fulbright & Jaworski LLP and is “not to be made available to or relied upon by any other person or entity” and that it may not be relied upon or used for any other purpose, without counsel’s prior express written consent. Disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion, or other limitations on whom may rely on the opinion, are not acceptable. Please revise or delete this disclaimer from the legal opinion.

Response

The Staff’s comment is noted. The legal opinion of DLA Piper, filed as Exhibit 5.2 to the Amendment, has removed the language limiting reliance on the opinion.

20.	We note that the legal opinion states that The Rental Store, Inc. entered into a Supplemental Indenture dated December 21, 2010. Please file such Supplemental Indenture, and any other Supplemental Indenture entered into by a subsidiary guarantor, as an exhibit to the registration statement.

Response

The Staff’s comment is noted. The Supplemental Indenture entered into by The Rental Store, Inc. on December 21, 2010 has been filed as Exhibit 4.5 to the Amendment.
Please do not hesitate to contact the undersigned should you have any further questions or comments regarding the foregoing.
Very truly yours,
/s/ James R. Griffin
James R. Griffin
JRG
cc:  Dawn Wolverton
      Thomas W. Hughes
      Kristy Waterman